UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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Form 8-K

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Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 6, 2018

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Deltic Timber Corporation
(Exact Name of Registrant as Specified in Its Charter)

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Delaware (State or Other Jurisdiction of Incorporation or Organization)	1-12147 (Commission File Number)	71-0795870 (IRS Employer Identification No.)

210 East Elm Street, El Dorado, Arkansas (Address of Principal Executive Offices)		71730 (Zip Code)

(Registrant’s telephone number, including area code: (870) 881-9400

Not Applicable (Former Name or Former Address, if Changed Since Last Report)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

■	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 6, 2018, the Executive Compensation Committee (the “Committee”) of the Board of Deltic Timber Corporation (“Deltic”) approved annual measures relating to the compensation of its senior officers, including its named executive officers. The Committee approved (i) annual base salary increases and (ii) an annual grant of restricted stock awards.

On October 22, 2017, Deltic entered into an Agreement and Plan of Merger with Potlatch Corporation (“Potlatch”) and Portland Merger LLC (“Merger Sub”), pursuant to which, and subject to shareholder approvals and the satisfaction of certain other conditions, Deltic is expected to be merged with and into Merger Sub. In connection with the proposed merger, Potlatch filed a registration statement with the Securities and Exchange Commission (“SEC”) on Form S-4, which the SEC declared effective on January 17, 2018, setting forth important information regarding the merger, including information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of Deltic’s named executive officers that is based on or otherwise relates to the merger. The information provided herein serves as an update to the disclosure provided in the Form S-4, as follows:

	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Tax Reimbursements (4)	Total
Named Executive Officer
John Enlow	$4,039,083	$1,965,736	$42,241	$—	$6,047,060
Byrom Walker	$669,700	$1,316,148	$44,205	$773,696	$2,803,749
David Meghreblian	$442,000	$1,799,708	$44,205	$—	$2,285,913
Kent Streeter	$496,000	$1,966,202	$41,185	$—	$2,503,387
Jim Andrews, Jr.	$516,250	$1,883,529	$44,205	$—	$2,443,984

(1)	Cash. Represents a lump sum payment by Deltic equal to one year of the executive’s 2018 base salary and target bonus, or two years in the case of Mr. Enlow, and an additional payment to Mr. Enlow in an amount equal to his pro-rated target annual bonus. Also includes installment payments to Mr. Enlow equal to his consulting rate under his Consultant Agreement entered into with Potlatch effective upon the consummation of the merger. The amounts attributable to the Consultant Agreement are payable through the agreement’s 24-month term regardless of any termination and the rest of the amounts are “double trigger” payments (that is, they are payable upon a qualifying termination that occurs within two years following a change in control), calculated as follows:

	Base Salary	Target Bonus	Pro Rata Bonus	Retention Awards	Consultant Agreement	Value of All Cash Payments
Named Executive Officers
John Enlow	$1,150,000	$977,500	$61,583	$—	$1,850,000	$4,039,083
Byrom Walker	$362,000	$217,200	$—	$90,500	$—	$669,700
David Meghreblian	$260,000	$130,000	$—	$52,000	$—	$442,000
Kent Streeter	$320,000	$176,000	$—	$—	$—	$496,000
Jim Andrews, Jr.	$295,000	$147,500	$—	$73,750	$—	$516,250

(2)	Equity. Represents the value of Deltic options, Deltic restricted stock awards and Deltic performance-based restricted stock awards, calculated as follows:

	Value of Options (a)	Value of Prior Restricted Stock Awards (b)	Value of 2018 Restricted Stock Awards (c)	Value of Performance-Based Restricted Stock Awards (d)	Value of All Equity Awards
Named Executive Officers
John Enlow	$114,161	$192,903	$782,007	$876,665	$1,965,736
Byrom Walker	$76,123	$180,484	$325,093	$734,448	$1,316,148
David Meghreblian	$133,861	$309,270	$193,087	$1,163,490	$1,799,708
Kent Streeter	$135,233	$340,271	$244,785	$1,246,913	$1,966,202
Jim Andrews, Jr.	$140,962	$321,505	$204,586	$1,217,476	$1,883,529

(a)	Options. Represents the value of shares underlying Deltic options that would accelerate on a “single-trigger” basis upon completion of the merger, calculated at a per share value of $91.99 minus the option’s exercise price, multiplied by the number of shares of Deltic common stock underlying the Deltic option awarded to the named executive officer.

(b)	Prior Restricted Stock Awards. Represents the cash value of outstanding Deltic restricted stock awards granted prior to the execution of the Merger Agreement that would accelerate on a “single-trigger” basis upon completion of the merger, calculated at a per share value of $91.99, multiplied by the number of shares of Deltic common stock subject to the Deltic restricted stock awards awarded to the named executive officer.

(c)	2018 Restricted Stock Awards. Represents the cash value of Deltic restricted stock awards approved by the Committee on February 6, 2018 (i.e., during the time following the execution of the Merger Agreement but prior to the closing of the merger) that would accelerate on a “double-trigger” basis upon a termination of the named executive officer’s employment by Potlatch without “cause” or for “good reason” following the closing date, calculated at a per share value of $91.99, multiplied by the number of shares of Deltic common stock subject to the Deltic restricted stock awards awarded to the named executive officer.

(c)	Performance-Based Restricted Stock Awards. Represents the cash value of the Deltic performance-based restricted stock awards that would accelerate on a “single-trigger” basis upon completion of the merger, calculated at a per share value of $91.99, based on a number of shares deliverable upon achievement of the performance goals at the maximum level (i.e., 200%), multiplied by the number of shares of Deltic common stock subject to the Deltic performance-based restricted stock awards awarded to the named executive officer.

(3)	Perquisites/Benefits. Represents for Mr. Enlow (a) company-paid continuation of medical benefits for two years following the date of termination and (b) outplacement services for up to a two year period following termination, and represents for the other four named executive officers (i) one year of health and other welfare benefits and (ii) outplacement services. These benefits are “double-trigger” payments as described above, calculated as follows:

	Health & Welfare Payment ($)	Outplacement Services ($)	Value of All Perquisites/ Benefits ($)
Named Executive Officers
John Enlow	$22,241	$20,000	$42,241
Byrom Walker	$11,120	$33,085	$44,205
David Meghreblian	$11,120	$33,085	$44,205
Kent Streeter	$8,100	$33,085	$41,185
Jim Andrews, Jr.	$11,120	$33,085	$44,205

(4)	Tax Reimbursements. Represents the value of tax gross-ups in respect of amounts payable to Mr. Walker in connection with the accelerated vesting of his Deltic restricted stock awards that were approved by the Committee on February 6, 2018.

Item 8.01.	Other Events.

On January 19, 2018, we commenced mailing to our stockholders a joint proxy statement/prospectus dated January 18, 2018 (the “joint proxy statement/prospectus”) relating to the special meeting of stockholders of Deltic scheduled to be held at 210 East Elm Street, El Dorado, Arkansas 71730 on February 20, 2018, at 11:00 a.m., local time (the “special meeting”). Deltic has decided to make certain additional disclosures and will be filing supplemental proxy materials relating to the joint proxy statement/prospectus for the special meeting of stockholders of Deltic.

ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving Potlatch and Deltic. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, Potlatch and Deltic have filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement filed by Potlatch on Form S-4 (Reg. No. 333-221942), which the SEC has declared effective, that includes a joint proxy statement of Potlatch and Deltic and also constitutes a prospectus of Potlatch, which was first mailed to Potlatch and Deltic stockholders on January 19, 2018. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF POTLATCH AND DELTIC ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Potlatch and Deltic are available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Potlatch’s website at http://www.Potlatchcorp.com under the Investor Resources tab (in the case of documents filed by Potlatch) and on Deltic’s website at https://www.Deltic.com under the Investor Relations tab (in the case of documents filed by Deltic).

Potlatch and Deltic, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Deltic and Potlatch in respect of the proposed merger transaction. Certain information about the directors and executive officers of Potlatch is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, which was filed with the SEC on October 24, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 3, 2017 and its Current Reports on Form 8-K, which were filed on May 1, 2017, May 4, 2017, October 23, 2017 and December 7, 2017. Certain Information about the directors and executive officers of Deltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 7, 2017, its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, which was filed with the SEC on November 2, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 20, 2017, its supplement to the proxy statement for its 2017 annual meeting of the stockholders, which was filed with the SEC on March 30, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on February 27, 2017, March 8, 2017, May 2, 2017, September 1, 2017, September 5, 2017, October 23, 2017, November 11, 2017 and December 21, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking information about Potlatch and Deltic that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,”

“anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction between Potlatch and Deltic, the proposed impact of the merger on Potlatch’s financial results, the estimated distribution of Deltic’s accumulated earnings and profits, and the integration of Deltic’s operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about Potlatch and Deltic. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of stockholder approvals; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Deltic’s operations with those of Potlatch will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); dilution caused by Potlatch’s issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management time on transaction related issues; the estimation of Deltic’s accumulated earnings and profits is preliminary and may change with further due diligence; general competitive, economic, political and market conditions and fluctuations, including changes in interest rates, credit availability, adverse weather, cost and availability of materials used to manufacture products, natural gas pricing and volumes produced; changes in the regulatory environment; the cyclical nature of the industry in which the parties operate; and the other factors described in Potlatch’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in its most recent Quarterly Reports on Form 10-Q filed with the SEC, or described in Deltic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and its most recent Quarterly Reports on Form 10-Q filed with the SEC. Potlatch and Deltic assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Deltic Timber Corporation

Date:	February 12, 2018	By:	/s/ Jim F. Andrews, Jr.
			Name:	Jim F. Andrews, Jr.
			Title:	Secretary